

Mail Stop 3720

June 23, 2009

Mr. Donald Paliwoda
Chief Accounting Officer
Mobilepro Corp.
6701 Democracy Boulevard
Suit 202
Bethesda, MD 20817

        RE: **Mobilepro Corp.**
                Form 10-K for the fiscal year ended March 31, 2008
                Filed June 27, 2008

                Form 10-Q for the quarterly period ended September 30, 2008
                Filed November 14, 2008
                File No. 0-51010

Dear Mr. Paliwoda:

        We have reviewed your supplemental response letters dated April 3, 2009, February 27, 2009, and June 15, 2009 as well as your filings and have the following comments. As noted in our comment letter dated January 22, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended September 30, 2008
Note 3 – Disposition of Businesses
Sale of ISP and CLEC Businesses, page 14

        1. We note your response to prior comment 1. As a result of your impairment test of your reporting units as of March 31, 2009, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your $8.7M impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information in future filings:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. As indicated in your response we note that you took a significant goodwill impairment charge in the fiscal year ended March 31, 2009. You should include in your MD&A a discussion of your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director